Exhibit 99.13

Emerald Health Therapeutics to Present at Investment Conferences in April

VANCOUVER, British Columbia, April 09, 2019 — Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF), a licensed producer of cannabis products for medical and recreational purposes, announced today that executives of the company will participate in multiple upcoming investment conferences.

GMP Securities 3rd Annual Cannabis Conference

Dr. Avtar Dhillon, President and Executive Chairman, will present a corporate overview and be available for 1x1 meetings at the GMP Securities 3rd Annual Cannabis Conference on April 16, 2019 at the Ritz-Carlton Hotel in Toronto, ON:

•	Presentation Date and Time: Tuesday, April 16, 2019 at 10:30 AM ET

•	Location: The Ritz-Carlton Hotel, Toronto, ON; Ritz-Carlton Ballroom, 2nd Floor

Jefferies Cannabis Summit

Dr. Dhillon will be available for 1x1 meetings at the Jefferies Cannabis Summit on April 17, 2019 at the Jefferies Conference Center in New York, NY.

Benzinga Cannabis Capital Conference

Allan Rewak, VP Stakeholder Relations & Communications, will present a corporate overview and participate on a panel at the Benzinga Cannabis Capital Conference on April 17-18, 2019 at the Fairmont Royal York Hotel in Toronto, ON, and be available for 1x1 meetings:

•	Panel: “LPs Navigate the Quickly-Changing Canadian Market”

•	Date and Time: Wednesday, April 17, 2019 at 2:00 PM ET

•	Location: The Fairmont Royal York Hotel, Toronto, ON

•	Presentation Date and Time: Thursday, April 18, 2019 at 2:20 PM ET

•	Location: The Fairmont Royal York Hotel, Quebec Room

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis. Its 50%-owned Pure Sunfarms joint venture in BC is licensed to cultivate in 1.03 million square feet of the first of its two 1.1 million square foot greenhouses. The capacity of each greenhouse is estimated to exceed 75,000 kg of cannabis annually. The initial greenhouse has been scaling up production over the last four quarters and is expected to be fully planted in April. Emerald’s Verdélite operation in Québec is completing the build out of its 88,000 square foot indoor cultivation facility and is scaling up production. Emerald secured over 500 acres of hemp harvest in 2018 and has contracted for approximately 1000 acres in 2019 to 2022, with the objective of extracting low-cost cannabidiol. Emerald has secured exclusive strategic partnerships for large scale extraction and softgel encapsulation, as well as for proprietary technology to enhance cannabinoid bioavailability. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing, and is focused on developing proprietary, value- added cannabis products for medical and adult-use customers.

Emerald is part of the Emerald Health group, which represents a broad array of companies focused on developing pharmaceutical, botanical, and nutraceutical products aimed at providing wellness and medical benefits by interacting with the human body’s endocannabinoid system.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial

Officer (800) 757 3536 Ext. # 5

Emerald Investor Relations

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include production and processing capacity of various facilities; expansion of facilities; legalization of broader spectrum cannabis products; sale of such products; construction and operation of a laboratory; receipt of hemp deliveries; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.